UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                    SEC FILE NUMBER:

            00-26363

                    CUSIP NUMBER:

            44982L103

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form N-SAR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of registrant:            IPIX CORPORATON

Former Name if applicable:          Internet Pictures Corporation

Address of principal executive office:    12120 Sunset Hills Road, Suite 410

City, state and zip code:             Reston, Virginia  20190

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Company’s independent registered public accounting firm, Armanino McKenna LLP, has advised the Company that it has not completed its audit of the Company’s annual 2005 financial statements, and its audit of the effectiveness of the Company’s internal control over financial reporting, and that they need additional time to complete the procedures necessary to enable them to issue their reports on the audits of the Company’s financial statements. As a result of these delays and in order to ensure accuracy and completeness of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company currently anticipates that the Form 10-K will be filed no later than March 31, 2006.

PART IV

OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification:

Matt Heiter (901) 577-8117

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

IPIX Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006

By:  /s/ Charles A. Crew
Charles A. Crew
Chief Financial Officer

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